[Sutherland Asbill & Brennan LLP]

THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sablaw.com

November 15, 2007

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Family Variable Account I

Form N-6, File No. 333-44956

Accession No. 0001193125-07-230916

Commissioners:

On behalf of American Family Life Insurance Company (“American Family”) (CIK No. 0001121997), we hereby request that an amendment to the above-referenced registration statement under the Securities Act of 1933 (Form N-6, File No. 333-44956) be withdrawn, pursuant to Rule 477 under that Act.

On October 31, 2007, the document was inadvertently filed as a post-effective amendment under the Securities Act of 1933 (“1933 Act”) when it should have been submitted as a new registration statement. Specifically, it was submitted and accepted via EDGAR as a “485APOS,” the incorrect submission type, for File No. 333-44956. (On November 15, 2007, the registration statement was correctly re-submitted and accepted via EDGAR as an “N-6,” the correct form type, and was assigned File No. 333-147408.) No securities were sold in connection with the registration statement that is the subject of this withdrawal request.

It should be noted that American Family Variable Account I (“Separate Account”) is a registered unit investment trust under the Investment Company Act of 1940 (“1940 Act”) (File No. 811-10097). The Separate Account is the funding vehicle for variable life insurance contracts issued by American Family, registered separately under the 1933 Act. Therefore, the Separate Account will maintain its registered status under the 1940 Act.

Please contact the undersigned at (202) 383-0118 if there are questions or comments concerning this request.

Sincerely,

/s/ Thomas Bisset

Thomas Bisset

cc:	Michael Kosoff, Esq.

Rosalie Detmer, Esq.

Joseph Morahan